Exhibit 4.14

English Translation

Supplemental Agreement to Land Use Rights Leasing Contract

This Supplemental Agreement is made on August 25, 2011 in Beijing by and between the following parties:

Party A: China National Petroleum Corporation (as lessor)

Enterprise legal person business license number: 100000000010438

Registered Address: Liupukang, Xicheng District, Beijing

Party B: PetroChina Company Limited (as lessee)

Enterprise legal person business license number: 100000000032522

Registered Address: 16 Ande Lu, Dongcheng District, Beijing

Party A and Party B executed a Land Use Rights Leasing Contract (the “Land Leasing Contract”) on March 10, 2000, and in light of the actual business requirements of Party B and changes in the land market, the parties hereby make a supplemental agreement as follows after consultations:

1. Article 1.1 of the Land Leasing Contract shall be amended as follows:

“Party A agrees that the parcels of land leased to Party B by Party A under this Contract are located throughout 16 provinces and municipalities, including Heilongjiang, Jilin, Liaoning, Hebei, Tianjin, etc., with an aggregate area of approximately 1,782,970,000 square meters (the “Leased Land”). The details of the Leased Land are set forth in Appendix I hereto, constituting a part of this Contract.”

2. Article 1 of the Land Leasing Contract shall be amended by adding the following paragraph thereto as Article 1.5:

“Both parties agree to adjust through consultations the area of the Leased Land about every three years in accordance with the changes of the operations of Party B.”

3. Article 5.1 of the Land Leasing Contract shall be amended as follows:

“The annual rent payable by Party B for the Leased Land under this Contract shall not exceed RMB3,892 million. During the Term of this Contract, Party A and Party B may adjust through consultations the aforesaid rent every three years.”

4. Article 5.4 of the Land Leasing Contract shall be amended as follows:

“Party B shall be responsible for the taxes, fees and other statutory charges in connection with the Leased Land, including any portion of taxes, fees and charges increased as the result of any changes of state policies after this Contract is made. Subject to any tax laws, Party B may, at its option, pay such taxes on its own or have such taxes to be withheld by Party A. Party A is obligated to assist Party B in such payment or to withhold such taxes on behalf of Party B.”

5. Article 11.4 of the Land Leasing Contract shall be amended as follows:

“Any amendments to this Contract may be made only by a written agreement executed by authorized representatives of the parties and shall be duly approved by both parties through appropriate corporate actions, provided that any adjustment on the area of the Leased Land or the rent may be made by a confirmation letter agreed by both parties.”

6. This Supplemental Agreement shall constitute amendments and supplements to the Land Leasing Contract. Any matters not covered hereunder shall be governed by the Land Leasing Contract. In case of any discrepancy between this Supplemental Agreement and the Land Leasing Contract, this Supplemental Agreement shall prevail.

7. This Supplemental Agreement is executed in six counterparts with each counterpart having the same effect. This Supplemental Agreement shall come into effect as of January 1, 2012 after being executed and chopped by the authorized representatives of both parties hereto. The Supplemental Agreement shall expire simultaneously with the expiration of the Land Leasing Contract.

Party A:	Party B:
China National Petroleum Corporation	PetroChina Company Limited
/s/	/s/
Authorized Representative:	Authorized Representative:

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Appendix 1: Detailed Description of the Leased Land

No.	Segment	Area of Land (10,000 sq meters)	Estimated Rent for 2011 (RMB10,000) (The actual rent shall be subject to the amount in the land lease contract to be executed)
I	Oilfield	170,605.50	331,138.69
1	Daqing Oilfield Co., Ltd.	65,085.40	217,794.78
2	Liaohe Oilfield Company	5,129.62	13,337.02
3	Changqing Oilfield Company	3,343.92	6,687.84
4	Tarim Oilfield Company	3,011.64	3,011.64
5	Xinjiang Oilfield Company	71,625.62	55,411.75
6	Southwest Oilfield Company	1,529.03	3,669.67
7	Jilin Oilfield Company	4,446.96	12,006.80
8	Dagang Oilfield Company	2,185.18	6,992.57
9	Qinghai Oilfield Company	945.85	851.26
10	Huabei Oilfield Company	1,768.06	2,828.90
11	Tuha Oilfield Company	9,147.56	3,659.02
12	Jidong Oilfield Company	1,279.80	4,223.33
13	Yumen Oilfield Company	1,106.86	664.11
II	Refining and Chemical	7023.00	50423.27
1	Daqing Petrochemical Company	1,277.29	6,896.98
2	Jilin Petrochemical Company	373.05	4,476.52
3	Fushun Petrochemical Company	813.08	9,956.57
4	Liaoyang Petrochemical Company	647.58	3,885.50
5	Lanzhou Petrochemical Company	369.65	5,824.12
6	Urumqi Petrochemical Company	1,027.18	2,548.53
7	Ningxia Petrochemical Company	178.32	1,123.45
8	Dalian Petrochemical Company	223.40	4,065.96
9	Jinzhou Petrochemical Company	313.87	1,476.51
10	Jinxi Petrochemical Company	205.93	4,973.98
11	Daqing Refining & Chemical Company	784.10	2,744.34
12	Harbin Petrochemical Company	96.98	490.80
13	Karamay Petrochemical Company	353.97	990.01
14	Qingyang Petrochemical Company	78.70	113.00
15	Changqing Petrochemical Company	3.90	30.00
16	Huabei Petrochemical Company	69.00	213.00
17	Huhhot Petrochemical Company	207.00	614.00
III	Natural Gas, Pipeline Storage and Transportation	606.40	2,618.26
1	Pipeline Company	604.21	2,612.13
2	West-East Pipeline Company	2.19	6.13
IV	Engineering and Construction	17.88	232.50
1	Northeast Refining & Chemical Engineering Company	17.88	232.50
V	R&D and Public Service	44.69	4,761.75
1	Exploration and Development Research Institute	44.69	4,761.75
Total		178,297.47	389,174.47

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